Exhibit 99.3

BROOKFIELD ASSET MANAGEMENT INC.

TO

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

Eighteenth Supplemental

Indenture

Dated as of September 9, 2013

THIS EIGHTEENTH SUPPLEMENTAL INDENTURE, dated as of September 9, 2013 between Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada, the “Trustee”), a trust company duly organized and existing under the laws of Canada, as trustee, to the Indenture, dated as of September 20, 1995, between the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”),

WITNESSETH

WHEREAS, the Company has duly authorized, as a separate series of Securities under the Indenture, its 5.95% Debentures due June 14, 2035 (the “Series 2035 Debentures”);

WHEREAS, by a Seventh Supplemental Indenture made as of June 14, 2005 between the Company and the Trustee (herein referred to as the “Seventh Supplemental Indenture”), provision was made for the issuance of up to $300,000,000 of Series 2035 Debentures under the Original Indenture as supplemented by the Seventh Supplemental Indenture all of which were issued on such date (the “Original Debentures”);

WHEREAS, the Company has duly authorized the execution and delivery of this Eighteenth Supplemental Indenture for the purpose of providing for the issuance of an additional $125 million principal amount of Series 2035 Debentures under the Indenture (the “New Debentures”) and to provide for, among other things, the form and terms of the New Debentures and additional covenants for purposes of the New Debentures and the Holders thereof;

WHEREAS, the Company is not in default under the Original Indenture;

WHEREAS, all things necessary to make this Eighteenth Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Company and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the New Debentures by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the New Debentures, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

Section 101.	Definitions

For all purposes of this Eighteenth Supplemental Indenture and the New Debentures, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Canada Yield Price” means a price equal to the price of the New Debentures (or the portion thereof to be redeemed) which, if such New Debentures were to be issued at such price on the Redemption Date, would provide a yield thereon from the Redemption Date to maturity equal to the Government of Canada Yield, compounded semi-annually in arrears and calculated at 10:00 a.m. (Toronto time) on the third Business Day preceding the Redemption Date, plus 41 basis points.

“Commission” means, notwithstanding the provisions of Section 101 of the Original Indenture, each securities commission established under the laws of each province of Canada and includes any other securities authority, administrator or regulator operated by or that forms a part of the government of any province of Canada.

“Depositary” means, notwithstanding the provisions of Section 101 of the Original Indenture, CDS Clearing & Depository Services Inc. and its successors, or such other Person as is designated in writing by the Company to act as depositary in respect of the Series 2035 Debentures.

“generally accepted accounting principles” means, as at any date of determination, generally accepted accounting principles in effect in Canada (unless otherwise indicated) and which are applicable as of the date of determination.

“Government of Canada Yield” means, on any date, with respect to any New Debentures, the effective yield to maturity on such date, compounded semi-annually in arrears, which an assumed new issue of non-callable Government of Canada Bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to maturity of such New Debentures. The Government of Canada Yield will be the average (rounded to four decimal points) of the offer-side yields provided by two Investment Dealers in accordance with the terms of this Eighteenth Supplemental Indenture.

“Investment Dealer” means any two investment dealers selected by the Company and approved by the Trustee, acting reasonably, who are independent of the Company and are members of the Investment Dealers Association of Canada (or if the Investment Dealers Association of Canada shall cease to exist, such other independent investment dealer as the Company may select, with the approval of the Trustee, acting reasonably), which Investment Dealers shall be retained by and at the cost of the Company to determine the Government of Canada Yield. The investment dealers shall be, unless the Company and the Trustee otherwise agree, any two of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc. and TD Securities Inc.

“Net Available Proceeds” from any disposition of assets by any Person means cash or readily marketable cash equivalents (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such assets or received in any other non-cash form) received therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such disposition or by applicable law, be repaid out of the proceeds from such disposition and (iii) all distributions and other payments made to or set aside for minority interest holders in Subsidiaries of such Person or joint ventures as a result of such disposition.

“Principal Subsidiary” means (i) any direct or indirect Subsidiary of the Company whose securities were not publicly traded or registered or qualified under applicable securities laws and whose primary purpose was to hold, directly or indirectly, or the majority of whose assets consisted of direct or indirect interests in, shares of capital stock of Noranda Inc., Brookfield Properties Corporation, Brascan Power Inc. (formerly Great Lakes Power Inc.), or Brascan Asset Management Inc. at the date of issuance of the Original Debentures, and (ii) the companies comprising Brascan Brazil, S.A.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 102.	To Be Read with Original Indenture

The Eighteenth Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Eighteenth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Eighteenth Supplemental Indenture were contained in one instrument.

Section 103.	Currency

Except where expressly provided, all amounts in this Eighteenth Supplemental Indenture are stated in Canadian currency.

ARTICLE 2

THE DEBENTURES

Section 201.	Designation

There is hereby authorized to be issued under the Original Indenture the New Debentures, the terms and conditions of which, as set forth herein, are the same in all respects as the Original Debentures, except for the issue date, the issue price and first payment of interest thereon, and which will be designated as the same series as the Original Debentures, being “5.95% Debentures due June 14, 2035”.

Section 202.	Limit of Aggregate Principal Amount

The aggregate principal amount of New Debentures that may be authenticated and delivered pursuant to the Eighteenth Supplemental Indenture (except for New Debentures authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other New Debentures pursuant to Section 304, 305, 306, 906 or 1107 of the Original Indenture and except for any New Debentures which, pursuant to the last sentence of Section 303 of the

Original Indenture, are deemed never to have been authenticated and delivered) shall be limited to $125 million all of which have been issued hereunder. The Company may from time to time, without the consent of the holders of the New Debentures, create and issue further debentures having the same terms and conditions in all respects as the New Debentures being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional debentures issued in this manner will be consolidated with and will form a single series with the New Debentures and the Original Debentures.

Section 203.	Date of Payment of Principal

The principal of the New Debentures shall be payable on June 14, 2035.

Section 204.	Payments; Registration of Transfers

All payments in respect of the New Debentures shall be made in immediately available funds.

The Company shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date or Stated Maturity.

For such Securities as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Security and the registration of transfers and exchanges of Securities will be made at the Corporate Trust Office located at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 and the office or agency of the Company maintained for that purpose in each of Toronto, Ontario, and New York, New York, except that, at the option and expense of the Company, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Section 205.	Interest

(1) The New Debentures will be issued in $1,000 denominations or integral multiples thereof and shall bear interest at the rate of 5.95% per annum, payable semi-annually in arrears; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the rate of 5.95% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable).

(2) Interest in respect of the New Debentures shall accrue from and including June 14, 2013 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3) The Interest Payment Dates on which interest shall be payable in respect of the New Debentures shall be June 14 and December 14 in each year, commencing on December 14, 2013.

(4) Notwithstanding the provisions of Section 310 of the Original Indenture, in the event that it becomes necessary to compute interest payable on the New Debentures for any period that does not commence or end on an Interest Payment Date, such interest shall be computed on the basis of the number of days in such period and a year of 365 days, or if such period falls entirely within a leap year, 366 days.

(5) The Regular Record Dates for interest in respect of the New Debentures shall be May 14 and November 14 (whether or not a Business Day) in respect of the interest payable on June 14 and December 14, respectively.

Section 206.	Redemption

Except as provided in Section 207 of this Eighteenth Supplemental Indenture, the New Debentures are not redeemable prior to maturity.

Section 207.	Optional Redemption

The New Debentures will be redeemable, in whole or in part, at the Company’s option at any time and from time to time, on payment of a Redemption Price equal to the greater of (i) 100% of the principal amount of the New Debentures to be redeemed, and (ii) the Canada Yield Price, together in each case with accrued and unpaid interest to the Redemption Date. Less than all of the New Debentures may be redeemed and the New Debentures so redeemed will be cancelled and will not be re-issued.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of the New Debentures to be redeemed. On and after any Redemption Date, interest will cease to accrue on the New Debentures or any portion thereof called for redemption. On or before any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent money sufficient to pay the Redemption Price of and accrued interest on the New Debentures to be redeemed on such date. If less than all the New Debentures are to be redeemed, the New Debentures to be redeemed shall be selected by the Trustee at the Company’s direction by such method as the Company and the Trustee shall deem fair and appropriate. The Redemption Price shall be calculated by the Investment Dealers and the Company, the Trustee and any Paying Agent for the New Debentures shall be entitled to rely on such calculation.

Section 208.	Optional Repurchase

The Company will be entitled at any time and from time to time to purchase for cancellation all or any New Debentures in the open market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract at any price at any time. New Debentures that are so purchased will be cancelled and will not be re-issued.

The New Debentures will not be subject to repurchase pursuant to any sinking fund or any other required repayment provisions.

Section 209.	Form

The New Debentures shall be issuable in whole initially in the form of one or more Global Securities and shall be substantially in the form set forth in Annex A hereto. The Depositary for Global Securities shall be CDS Clearing & Depository Services Inc.

Section 210.	Additional Covenants

The covenants contained in Article 3 of this Eighteenth Supplemental Indenture shall apply to the New Debentures in addition to the covenants contained in the Original Indenture.

Section 211.	Defeasance

The New Debentures shall be defeasible pursuant to both of Section 1302 and Section 1303 of the Original Indenture.

Section 212.	Conversion of Currency

For the purposes of the New Debentures issued under this Eighteenth Supplemental Indenture, Section 116 of the Original Indenture shall be deleted in its entirety and replaced with the following:

“The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Debentures and the Indenture:

(a) (i) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due under the Debentures or the Indenture in any currency other than the Judgment Currency (the “Currency Due”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount originally due in the Currency Due.

(b) In the event of the winding-up of the Company at any time while any amount or damages owing under the Debentures and the Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in Currency Due or contingently due under the Debentures and the Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Company from its other obligations under the Debentures and the Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders and no proof or evidence of any actual loss shall be required by the Company or the liquidator or otherwise or any of them. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be increased or reduced, as the case may be, by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall mean the noon spot rate of exchange for Canadian interbank transactions applied in converting any other currency into the Currency Due published by the Bank of Canada for the date of determination.”

Section 213.	Reports by Company

For the purposes of the New Debentures issued under this Eighteenth Supplemental Indenture, Section 704 of the Original Indenture shall be deleted in its entirety and replaced with the following:

“The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Legislation at the times and in the manner provided pursuant to such Act, provided that any such information, documents or reports required to be filed with the Commission shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.”

ARTICLE 3

ADDITIONAL COVENANTS APPLICABLE TO THE DEBENTURES

Section 301.	Negative Pledge

The Company will not, and will not permit any Principal Subsidiary to, create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the New Debentures (together with, if the Company shall so determine, any other indebtedness of the Company or such Principal Subsidiary then existing or thereafter created which is not subordinate to the New Debentures) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)	Liens on any property or assets of any Person existing at the time such Person became a Principal Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Principal Subsidiary;

(b)	Liens on any property or assets of the Company or any Principal Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(c)	Liens arising by operation of law;

(d)	any other Lien arising in connection with indebtedness of the Company and Principal Subsidiaries if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (d), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company’s Consolidated Net Worth; and

(e)	any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) through (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Section 302.	Limitation on Certain Asset Dispositions

(i) The Company will not, and will not permit any Principal Subsidiary to, make any disposition of assets in one or more related transactions in which the aggregate consideration exceeds, within a twelve-month calendar period, 10% of the Consolidated Net Worth of the Company unless (a) the Company or the Principal Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee and (b) all Net Available Proceeds, less any amounts invested within one year of such disposition in assets related to the business of the Company or in securities of Affiliates (such amount being the “Excess Proceeds”), are applied within one year of such disposition (i) first, at the option of the Company, to the repayment or reduction of Debt ranking pari passu with the Series 2035 Debentures, (ii) second, to the extent of remaining Excess Proceeds, after giving effect to payments made pursuant to clause (i), if any, to make an Offer to Purchase outstanding Series 2035 Debentures, on a pro rata basis, at a purchase price equal to 100% of the principal amount of Series 2035 Debentures, plus accrued interest (if any) to the date of purchase and (iii) third, to the extent of any remaining Excess Proceeds following the completion of such Offer to Purchase, to any other use as determined by the Company which is not otherwise prohibited by the Indenture.

Notwithstanding the foregoing, the Company will not be required to repurchase more than 25% of the original principal amount of the Series 2035 Debentures pursuant to clause (ii) of the foregoing paragraph prior to the day following the fifth anniversary of the original issuance of the Series 2035 Debentures, and the maximum amount to be applied to the repurchase of Series 2035 Debentures in connection with any Offer to Purchase made pursuant to clause (ii) of the foregoing paragraph having a purchase date prior to the day following the fifth anniversary of the original issuance of the Series 2035 Debentures shall be the lesser of (a) the Excess Proceeds and (b) 25% of the original principal amount of the Series 2035 Debentures less the aggregate principal amount of Series 2035 Debentures purchased pursuant to Offers to Purchase relating to all prior asset dispositions. In addition, the Company shall not be required to make an Offer to Purchase any Series 2035 Debentures if (i) the amount of the Excess Proceeds, or such lesser amount as determined in accordance with the preceding sentence, is less than US$5 million or (ii) such repurchase or repayment is prohibited under applicable law.

(ii) The Company and the Trustee shall perform their respective obligations specified in the Offer for the Offer to Purchase. Prior to the Purchase Date, the Company shall (i) accept for payment Series 2035 Debentures or portions thereof tendered pursuant to the Offer, (ii) deposit with the Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust), as provided in Section 1003 of the Original Indenture, money sufficient to pay the Purchase Price of all Series 2035 Debentures or portions thereof so accepted and (iii) deliver, or cause to be delivered, to the Trustee all Series 2035 Debentures so accepted together with an Officers’ Certificate stating the Series 2035 Debentures or portions thereof accepted for payment by the Company. The Paying Agent (or the Company if so acting) shall promptly mail or deliver to Holders of Series 2035 Debentures so accepted payment in an amount equal to the Purchase Price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Series 2035 Debenture or Series 2035 Debentures equal in principal amount to any unpurchased portion of the Series 2035 Debenture surrendered as requested by the Holder. Any Series 2035 Debenture not accepted for payment shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Offer on or, as soon as practicable, after the Purchase Date.

Section 303.	Limitation on Restricted Payments

The Company (a) will not declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the Series 2035 Debentures if, at the time thereof:

(i) an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default shall have occurred and be continuing, or

(ii) upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than $2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof, if at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

Section 304.	Prohibition on Dividend and Other Payment Restrictions Affecting Principal Subsidiaries

The Company will not, and will not permit any Principal Subsidiary to, create or suffer to exist any consensual encumbrance or restriction on the ability of any Principal Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any Principal Subsidiary, (ii) to make loans or advances to the Company or any Principal Subsidiary or (iii) to transfer any of its property or assets to the Company or any Principal Subsidiary.

ARTICLE 4

Section 401.	Compliance With Anti-Money Laundering and Suppression of Terrorism Legislation

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to all parties provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

Section 402.	Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under the Indenture. Notwithstanding any other provision of the Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to the Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Eighteenth Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	“Derek Gorgi”
	Name:	Derek Gorgi
	Title:	Senior Vice President, Finance

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Soheil Kafai”
	Name:	Soheil Kafai
	Title:	Corporate Trust Officer

By:	“Mircho Mirchev”
	Name:	Mircho Mirchev
	Title:	Corporate Trust Officer

ANNEX A

[Face of Debenture]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depositary Services Inc. (“CDS”), to the Company (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

BROOKFIELD ASSET MANAGEMENT INC.

(FORMERLY BRASCAN CORPORATION)

5.95% Debentures Due June 14, 2035

CUSIP: 10549PAJ0

No. I-—	CDN$—

Brookfield Asset Management Inc., a corporation amalgamated under the laws of Ontario, Canada (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to —, or registered assigns, the principal sum of — (—) Canadian Dollars on June 14, 2035 and to pay interest thereon from and including June 14, 2013 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on June 14 and December 14 in each year, commencing on December 14, 2013 at the rate of 5.95% per annum, until the principal hereof is paid or made available for payment, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 5.95% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be May 14 or November 14 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in Toronto, Ontario, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Company, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

BROOKFIELD ASSET MANAGEMENT INC.

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Debenture is one of the Series 2035 Debentures referred to in the Indenture referred to above.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	Authorized Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEES OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Debenture.]

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of September 20, 1995 (the “Original Indenture”), as supplemented by the Eighteenth Supplemental Indenture, dated as of September 9, 2013 (the “Eighteenth Supplemental Indenture”) (the Original Indenture and the Eighteenth Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to Cdn$425,000,000, all of which have been issued on or prior to the date hereof. The Company may from time to time, without the consent of the holders of the Series 2035 Debentures, create and issue further debentures having the same terms and conditions in all respects as the Series 2035 Debentures being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional debentures issued in this manner will be consolidated with and will form a single series with the Series 2035 Debentures being offered hereby and the Original Debentures.

The Securities are redeemable, at any time at the Company’s option, at the Redemption Price as described in the Eighteenth Supplemental Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase pursuant to an Offer to Purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture provides that, subject to certain conditions, if certain net proceeds are available to the Company as a result of asset dispositions, the Company shall be required to make an Offer to Purchase for a specified portion of the Securities.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in, and subject to, the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

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No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of Cdn$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased in its entirety pursuant to Section 302 of the Eighteenth Supplemental Indenture, check the box:

☐

If you want to elect to have only a part of this Security purchased pursuant to Section 302 of the Eighteenth Supplemental Indenture, state the amount: $

Dated:	Your Signature
(Sign exactly as name appears on the other side of this Security)

Signature Guarantee

The signature must be guaranteed by a Canadian Schedule 1 chartered bank, major trust company of Canada or by a member firm of a recognized medallion signature guarantee program. The stamp must bear the words “Signature Medallion Guaranteed”.